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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   November, 2001
                                          ----------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed: APPOINTMENT OF NON-EXECUTIVE DIRECTOR
                               -------------------------------------


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AMVESCAP PLC
602760
IMMEDIATE RELEASE  16 NOVEMBER 2001
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3942





                          APPOINTMENT OF MR. REX ADAMS
                          AS A NON-EXECUTIVE DIRECTOR
                          ---------------------------


LONDON, NOVEMBER 16, 2001

Further to the Announcement made by the Company on 9th August 2001, AMVESCAP is pleased to announce that Mr. Rex Adams has joined the Board as a Non-Executive Director. At the date of appointment Mr. Adams was interested, pursuant to
Section 324 of the Companies Act 1985, in 7,000 American Depository Receipts (amounting to 14,000 Ordinary Shares) in the capital of the Company.

There is nothing further to disclose for Mr. Adam's pursuant to Rule 16.4 of the Listing Rules of the UK Listing Authority.


Enquiries:
Michael Perman
Company Secretary
+44 (0) 207 454 3942







16 NOVEMBER 2001.

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 16 November, 2001                     By /s/ MICHAEL S. PERMAN
     --------------------                    -----------------------
                                                 (Signature)

                                              Michael S. Perman
                                              Company Secretary